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NEWS RELEASE

LUNDIN MINING PROVIDES ALJUSTREL AND NEVES-CORVO OPERATIONS UPDATE

Toronto, November 13, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") reports that in view of current low zinc prices the Aljustrel zinc mine will be put onto care and maintenance and zinc production from the Neves-Corvo copper/zinc mine will be suspended until prices recover.

The Company believes the medium-term prospects for zinc are good and expects zinc concentrates to be in short supply once global growth resumes.

Neves-Corvo Copper/Zinc Mine, Portugal

The Neves-Corvo copper/zinc mine in Portugal extracts polymetallic ores for processing either through the principal copper ore processing facility (2 million tonnes per annum) or the smaller zinc ore processing facility (0.5 million tonnes per annum). The zinc ore processing facility, owing to its flexible configuration, is able to treat any of the polymetallic ores mined at Neves-Corvo at rates of up to 0.5 million tonnes per annum. This smaller facility currently treats zinc-rich ores to produce a zinc concentrate of 50% zinc grade.

Given the current depressed prices for zinc, the mining and processing of zinc ores will be suspended until suitable value for zinc concentrates has returned to the market. In place of the zinc ore, low grade copper/zinc ore will be mined and treated through the zinc facility to produce a copper concentrate of 24% copper grade with a positive cash return.

It is planned to process all remaining broken zinc ore stocks and then re-align the zinc processing facility to the production of additional copper concentrates once all relevant approvals are obtained. This allows Neves-Corvo to fully utilize employees and equipment normally associated with zinc production in a productive and beneficial manner until the zinc market recovers.

Investment in the expansion of the zinc business will continue, albeit at a reduced pace of expenditure. It is planned that, when justified by prices, zinc concentrate production will restart with output expected to double from present capacity to around 50,000 tonnes per annum of zinc metal contained in concentrates from 2011 and with the potential for a further low-cost expansion, utilizing the Lombador ore bodies, by 2013.

Aljustrel Zinc Mine, Portugal

Following a detailed study of production alternatives for the Aljustrel zinc/lead mine in Portugal, the Company has decided to place the mine on care and maintenance effective immediately. Zinc prices have dropped nearly 70% since the restart of Aljustrel was announced and around 50% since the official opening in May of this year. The status of Aljustrel will be reviewed periodically as metal price expectations change.

The Aljustrel project was conceived primarily as a zinc project with limited copper resources to be extracted at the end of the mine life. Recent exploration drilling and resource upgrades have increased the quantity of copper resources available for mining. This increase, coupled with the current uneconomic status of the zinc resources, has led to the examination of a mining plan that focuses initially on the extraction of copper resources only. Whilst a copper operation is technically possible, detailed studies have indicated that this option is also economically unviable at today’s metal prices.

Aljustrel was planned to produce 80,000 tonnes of contained metal in concentrates per annum. It has cost $225 million to build. Pre-production losses and shutdown costs are expected to amount to $80 million. On-going care and maintenance costs are estimated to be in the order of EUR 4 million per annum.

As a result of this decision a charge to earnings of $8 million has been taken in the third quarter with a likely further charge to earnings of $10 - $15 million by the end of the year.

Mr. Phil Wright, President and CEO of Lundin Mining, commented, "At Neves-Corvo, it does not make economic sense to produce zinc at these prices. Fortunately we have the option of utilizing the zinc facilities to treat mixed ores so that copper production at the mine can be boosted in the short-term. With the world-class zinc resources we have available, we expect to expand our zinc production once normal economic growth resumes.

"We are disappointed to put the Aljustrel mine on care and maintenance but have no choice in light of present metal prices and the grade of mineralisation available. I would like to recognize the efforts of our people in endeavoring to make this operation a success and would also like to extend our thanks to all our stakeholders for their support," Mr. Wright said.

About Lundin Mining
Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations: 604-689-7842
 Josh Crumb, Investor Relations: 416-342-5560

Forward Looking Statements
Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.